UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*

                                MALLON RESOURCES
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    561240201
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 561240201              13G                       Page 2 of 5 Pages


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Robert Fleming Inc.
          13-3298866


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
        Joint filing pursuant to Rule 13d-1 (f) (1)   See Item 2         (b)

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

NUMBER OF                5.  SOLE VOTING POWER                        --
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                      575,385
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                   --
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER                 575,385

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          575,385

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.35%

12. TYPE OF REPORTING PERSON*
          IA

Cusip No.   561240201               13G                       Page 3 of 5 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
          Mallon Resources Corp.

   (b)  Address of Issuer's Principal Executive Offices:
          999 18th Street, Suite 1700
          Denver, CO  80202

2. (a)  Name of Person Filing:
          Robert Fleming, Inc.


   (b)  Address of Principal Business Office for Each of the Above:
          320 Park Avenue - 11th Floor
          New York, NY  10022

   (c)  Citizenship:
          Delaware Corporation

   (d)  Title of  Class of  Securities:
          COMMON

   (e)  CUSIP Number:
           561240201

3. This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
          IA


4. Ownership:
   (a) Amount Beneficially Owned:
         575,385

   (b) Percent of Class:
         7.35%

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Cusip No. 561240201               13G                       Page 4 of 5 Pages


    (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote                    --
         (ii)  shared power to vote or to direct the vote              575,385
         (iii) sole power to dispose or to direct the disposition of       --
         (iv)  shared power to dispose or to direct the disposition of 575,385


5.  Ownership of Five Percent or Less of a Class:


6.  Ownership of More than Five Percent on Behalf of Another Person:


7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:


8.  Identification and Classification of Members of the Group:


9.  Notice of Dissolution of  Group:


10. Certification:

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    February 7, 2000
                                                --------------------------------
                                                         Date:

                                                /s/ Larry A. Kimmel
                                                --------------------------------
                                                      Signature

                                                    Larry A. Kimmel
                                                    V.P., Director of Compliance
                                                --------------------------------
                                                      Name/Title

Cusip No.  561240201           13G                       Page 5 of 5 Pages


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the satement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION: INTERNATIONAL MISSATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)